

12062353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. Clinton, Suite 450
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy J. Gorchoff (312) 655-8211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Novak & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 W. Illinois Street, Suite 300	Chicago	Illinois	60654
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy J. Gorchoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Financial Group, Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title



OFFICIAL SEAL
VICTOR JOHN CHIGAS
Notary Public - State of Illinois
My Commission Expires May 11, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors:
Access Financial Group, Inc.

We have audited the accompanying statement of financial condition of Access Financial Group, Inc., as of March 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of March 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell Novak & Company, LLP
May 25, 2011

An Independent Member of:


Morison
International
CPAUSA

225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

ASSETS		
Cash and cash equivalents	$	931,292
Receivable from broker-dealer		53,511
Management and administrative fees receivable		272,151
Securities owned, at fair value		421,830
Property and equipment, net of accumulated depreciation of $164,980		98,812
Commission and fee receivable		334
Other assets		59,675
Total Assets	$	1,837,605

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	157,847
Deferred income taxes		3,000
Income tax payable		29,976
Total Liabilities		190,823
STOCKHOLDERS' EQUITY		
Stockholders' Equity		1,646,782
Total Stockholders' Equity		1,646,782
Total Liabilities and Stockholders' Equity	$	1,837,605

(See Accompanying Notes)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2011

REVENUES	
Commissions and fees	$ 2,193,117
Management and administrative fees	1,772,423
Principal transactions	(3,945)
Interest and dividends	12,783
Other income	18,086
Total Revenue	3,992,464
EXPENSES	
Commissions, clearing, and exchange fees	1,849,097
Compensation and related expenses	1,167,072
Communications and data processing	146,065
Occupancy	191,155
Other operating expenses	251,857
Total Expenses	3,605,246
INCOME BEFORE INCOME TAXES	387,218
PROVISION FOR INCOME TAXES	151,622
NET INCOME	$ 235,596

(See Accompanying Notes)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2011

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
BALANCE - APRIL 1, 2010	$ 1	$ 1,126,870	$ 284,315	$ 1,411,186
Net income for the year ended March 31, 2011	-	-	235,596	235,596
BALANCE - MARCH 31, 2011	$ 1	$ 1,126,870	$ 519,911	$ 1,646,782

* Common stock, $.01 par value; 1,000 shares authorized, 20 shares issued and outstanding

(See Accompanying Notes)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED MARCH 31, 2011

BALANCE - APRIL 1, 2010	$ -
ADDITIONS (DEDUCTIONS)	-
BALANCE - MARCH 31, 2011	$ -

(See Accompanying Notes)

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 235,596
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	24,850
Deferred income taxes	26,500
(Increase) decrease in operating assets:	
Receivable from broker - dealer	6,456
Management and administrative fees receivable	(52,668)
Securities owned, at fair value	(221,506)
Commission and fee receivable	33,384
Other assets	8,768
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(103,856)
Income tax payable	12,276
Deferred revenue	(6,667)
Net Cash Used by Operating Activities	(36,867)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(11,357)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(48,224)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	979,516
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 931,292
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$ 112,644

(See Accompanying Notes)

ACCESS FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2011

Note 1 - Organization

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on April 1, 1994. The Company is a registered securities broker-dealer and registered investment advisor regulated by the the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears it trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

The Company is a wholly owned subsidiary of Access Capital Group, Inc.

Note 2 - Company Operations and Significant Accounting Policies

Basis of Accounting
The Company uses the accrual method of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

Management and Administrative Fees Receivable
Management and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially at the beginning of each calendar quarter.

Property and Equipment
Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Advertising Costs
The Company expenses advertising costs as incurred.

Note 2 - Company Operations and Significant Accounting Policies (continued)

Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Note 3 - Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 17,315
Computer equipment	157,531
Leasehold improvements	88,947
	263,793
Less: accumulated depreciation	(164,981)
	$ 98,812

Depreciation expense amounted to $24,850.

Note 5 - Fair Value Of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 5 - Fair Value Of Financial Instruments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for the principal transactions measured at fair value on a recurring basis as of March 31, 2011.

	Level 1
Equities	$ 421,830

Note 6 - Employee Benefit Plan

The Company's eligible employees participate in a Safe Harbor 401(k) plan.The Company made its mandatory Safe Harbor contribution, however, no additional discretionary contributions were made.

Note 7 - Commitments

The Company leases office space under an operating lease agreement expiring on May 31, 2015. The lease is with a partnership in which the officers of the Company have an interest. Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows:

Future minimum rentals at March 31st:

2012	$137,012
2013	141,123
2014	145,357
2015	149,718
2016	25,075
Total Future Minimum Rentals	$598,285

Note 7 - Commitments (continued)

Rent expense for the year ended March 31, 2011 was $133,670 all of which was paid to the affiliated partnership.

Note 8 - Off-Balance Sheet Credit And Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commission receivable on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers. In addition, it is the Company's policy to monitor the creditworthiness of the broker-dealers with which it conducts business.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011, the Company has a net capital of $1,171,587, which is $1,121,587 in excess of its required net capital of $50,000. The Company's net capital ratio was .16 to 1.

Note 10 - Income Taxes

The Company's total deferred tax assets and deferred tax liabilities at March 31, 2011 are as follows:

Total deferred tax assets	$ -
Total deferred tax liability	(3,000)
Net deferred tax liability	$ (3,000)

The Company's provision for income taxes consists of the following:

Current income tax expense	$ 125,122
Deferred tax expense	26,500
	$ 151,622

ACCESS FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2011

Note 10 - Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest and/or other expense. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007 .

Note 11 - Date of Management's Review

The Company has evaluated subsequent events through May 25, 2011, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

ACCESS FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2011

NET CAPITAL	
Total stockholder's equity	$ 1,646,782
Deductions and/or charges	
Non-allowable assets:	
Cash	250
CRD cash account	1,790
Management and administrative fees receivable	272,151
Property and equipment, net	98,812
Commission and fee receivable	334
Other assets	59,675
Total non-allowable assets	433,012
Net Capital Before Haircuts On Securities Positions	1,213,770
HAIRCUTS ON SECURITIES	
Trading and investment securities	42,183
Net Capital	$ 1,171,587
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 190,823
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement	$ 50,000
Excess net capital	$ 1,121,587
Excess net capital at 1,000%	1,152,503
Ratio of aggregate indebtedness to net capital	16%

ACCESS FINANCIAL GROUP, INC.
RECONCILIATION OF UNAUDITED NET CAPITAL COMPUTATION
TO AUDITED NET CAPITAL AND UNAUDITED AGGREGATE
INDEBTEDNESS TO AUDITED AGGREGATE INDEBTEDNESS
AS OF MARCH 31, 2011

NET CAPITAL PER UNAUDITED COMPUTATION	$ 1,204,563
Adjustment for provision for income taxes	(32,976)
NET CAPITAL PER AUDITED COMPUTATION	$ 1,171,587
AGGREGATE INDEBTEDNESS PER UNAUDITED COMPUTATION	$ 157,847
Adjustment to income tax payable	29,976
Adjustment to deferred taxes	3,000
Total adjustments for income tax payable and deferred taxes	32,976
AGGREGATE INDEBTEDNESS PER AUDITED COMPUTATION	$ 190,823

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



To the Board of Directors
Access Financial Group, Inc

In planning and performing our audit of the financial statements and supplemental material of Access Financial Group, Inc. (the Company) as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material welness, yet important enough to merit attention by those charged with governance.

225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377



A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell Novak & Company, LLP

Russell Novak & Company, LLP
May 25, 2011

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES

May 25, 2011

To the Board of Directors of Access Financial Group, Inc.
Access Financial Group, Inc.
118 N. Clinton
Chicago, IL 60661

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2011, which were agreed to by Access Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Access Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Access Financial Group, Inc.'s management is responsible for the Access Financial Group, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement record entry (disbursement made on October 29, 2010 in the amount of $2,324.00; comprised of an assessment of $2,324.00), noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. The following adjustments were noted. A deduction adjustment in the amount of $462,592 representing revenues from the distribution of shares of a registered open and investment company or unit investment trust from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products. A deduction in the amount of $201,653 representing commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. A deduction in the amount of $1,264,713 representing other revenue not related either directly or indirectly to the securities business.The amounts were agreed to the supporting income statement workpaper that were agreed to the audited trial balance which supported the adjustments noting no differences; and

Morison International

CPAUSA NETWORK

225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (the income statement worksheet) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Russell Novak & Company, LLP

RUSSELL NOVAK & COMPANY, LLP

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended MARCH, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046065 FINRA MAR
ACCESS FINANCIAL GROUP INC
118 N CLINTON ST STE 450
CHICAGO IL 60661-2394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,159

B. Less payment made with SIPC-6 filed (exclude interest) (2,324)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2835

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2835

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,835

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACCESS FINANCIAL GROUP INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26 day of MAY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning APR, 2011
and ending MAR, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,992,464

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. -0-

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. #3970 & 3975 — 462,592

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. JPM CLEARING — 201,653

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

#3975 – FUNERAL FEES $1,246,627
#3995 – OTHER 18,086

1,264,713

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions 1,928,958

2d. SIPC Net Operating Revenues $ 2,063,506

2e. General Assessment @ .0025 $ 5,159

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